EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3D No. 333-            ) and related Prospectus of Apple REIT Six, Inc. for the registration of 10,000,000 Units, each of which consists of one Common Share and one Series A Preferred Share of the Company, and to the incorporation by reference therein of our report dated March 4, 2005, with respect to the consolidated financial statements and schedule of Apple REIT Six, Inc. included in its Annual Report (Form 10-K) for the period from January 20, 2004 (initial capitalization) to December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia
February 9, 2006